UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information contained in this report

On August 27, 2025, Skyline Builders Group Holding Limited, a Cayman Islands exempted company (the “Company”), entered into a definitive securities purchase agreement with accredited investors for a brokered private placement (the “Private Placement”). The Company will be issuing a combination of 24,349,315 Class A Ordinary Shares (or Pre-funded Warrants in lieu thereof), at a price of $0.73 per share, Ordinary A Warrants to purchase 24,349,315 Class A Ordinary Shares at an exercise price of $0.60 per share, and Ordinary B Warrants to purchase 24,349,315 Class A Ordinary Shares at an exercise price of $0.65 per share, for aggregate gross proceeds of approximately $17,775,000, before deducting fees and offering expenses.

The Company will use approximately $7,000,000 of the proceeds from the private placement to retire 18,500,000 Class A Ordinary Shares owned by Supreme Development (BVI) Holdings Limited (“SD”), a company beneficially owned by Mr. Ngo Chiu Lam, Chief Executive Officer (the “Share Retirement”). The remaining proceeds will be used for general working capital and other general corporate purposes.

On August 27, 2025, the Company issued a press release announcing its entry into the securities purchase agreement. A copy of the press release is attached hereto as Exhibit 99.1.

On August 27, 2025, SD and Quantum Leap Energy LLC (“QLE”) entered into a definitive securities purchase agreement pursuant to which SD will transfer and sell to QLE 1,995,000 Class B Ordinary Shares of the Company (the “Transferred Shares”) to QLE (the “Sale”). The Transferred Shares comprise all of the Company’s issued and outstanding Class B Ordinary Shares. Each Class B Ordinary Share has 20 votes and votes with the Class A Ordinary Shares on all matters voted on by the Company’s shareholders. After giving effect to the Sale, the Private Placement and the Share Retirement, the Company will have 11,184,999 Class A Ordinary Shares and 1,995,000 Class B Ordinary Shares issued and outstanding, and QLE shall have 78.11% of the aggregate voting power represented by all outstanding Class A Shares and Class B Shares and QLE will have control over the Company.

Exhibits

Exhibit No.	Description
99.1	Press Release dated August 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: August 27, 2025	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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